

December 12, 2008

<u>By Facsimile and U.S. Mail</u>

Mr. James C. Yardley
President
Tennessee Gas Pipeline Company
El Paso Building
1001 Louisiana Street
Houston, TX 77002

> **Re: Tennessee Gas Pipeline Company**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed March 5, 2008**
> **File No. 1-04101**

Dear Mr. Yardley:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

/s/

Andrew Mew
Accounting Branch Chief